UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

LifeVantage Corporation

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

53222K205

(CUSIP Number)

BRADLEY L. RADOFF

2727 Kirby Drive

Unit 29L

Houston, Texas 77098

RYAN NEBEL

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 10, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		50,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

50,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

50,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

CO

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CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		861,250
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

861,250
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

861,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 53222K205

1	NAME OF REPORTING PERSON

Michael Lohner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 53222K205

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

As previously disclosed, on August 9, 2023, (i) Bradley L. Radoff and The Radoff Family Foundation (collectively, “Radoff”), (ii) Sudbury Capital Fund, LP, Sudbury Holdings, LLC, Sudbury Capital GP, LP, Sudbury Capital Management, LLC and Dayton Judd (collectively, “Sudbury”) and (iii) Michael Lohner entered into a Joint Filing and Solicitation Agreement (the “Original Agreement”) for the purpose of, among other things, working together to enhance stockholder value at the Issuer, including by seeking representation on the Board of Directors of the Issuer at the fiscal year 2024 annual meeting of stockholders of the Issuer (the “Fiscal 2024 Annual Meeting”). Pursuant to its terms, the Original Agreement was scheduled to terminate upon the earlier to occur of the (i) certification of the results of the Fiscal 2024 Annual Meeting and (ii) written agreement of Radoff and Sudbury. Prior to the certification of the results of the Fiscal 2024 Annual Meeting, Radoff and Sudbury determined to continue to work together to enhance stockholder value and improve corporate governance at the Issuer. In connection therewith, on November 10, 2023, Radoff and Sudbury entered into the Group Agreement (as defined and further described in Item 4). As a result, Radoff may continue to be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), comprised of Radoff and Sudbury. It is the understanding of Radoff that Sudbury will file a separate Schedule 13D with respect to its ownership of Shares pursuant to Rule 13d-1(k)(2) of the Exchange Act. Reference is made to such Schedule 13D for information concerning Sudbury and its investment in the Issuer. Michael Lohner is no longer a member of the Section 13(d) group and shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 2.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Radoff Foundation were purchased with working capital. The aggregate purchase price of the 50,000 Shares directly owned by the Radoff Foundation is approximately $222,204, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds. The aggregate purchase price of the 811,250 Shares directly owned by Mr. Radoff is approximately $3,173,375, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Prior to the certification of the results of the Fiscal 2024 Annual Meeting on November 10, 2023, Radoff and Sudbury determined to continue to work together and in connection therewith entered into a group agreement (the “Group Agreement”) to supersede the Original Agreement for the purposes of working together to (i) enhance stockholder value and improve corporate governance at the Issuer, (ii) take all other action necessary to achieve the foregoing and (iii) take any other actions they determine to undertake in connection with their respective investment in the Issuer. The foregoing description of the Group Agreement does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Group Agreement, a copy of which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

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CUSIP No. 53222K205

On November 13, 2023, counsel to Radoff and Sudbury delivered a letter to counsel to the Issuer (the “Document Preservation Notice”) notifying the Issuer of its obligations to take reasonable steps to preserve and retain all documents, including electronically stored information, in connection with Radoff and Sudbury (i) exploring potential claims that the Issuer’s directors took steps to unlawfully entrench themselves in violation of their fiduciary duties to the Issuer’s stockholders, and (ii) investigating and potentially filing various claims regarding potential violations of securities laws by the Issuer, in particular Section 14(a) of the Exchange Act, in connection with the Fiscal 2024 Annual Meeting. The foregoing description of the Document Preservation Notice does not purport to be complete and is subject to and is qualified in its entirety by reference to the full text of the Document Preservation Notice, a copy of which is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) - (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,713,887 Shares outstanding as of November 8, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023.

A.	The Radoff Foundation

(a)       As of the date hereof, the Radoff Foundation beneficially owns directly 50,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 50,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 50,000
4. Shared power to dispose or direct the disposition: 0

B.	Mr. Radoff
(a)	As of the date hereof, Mr. Radoff beneficially owns directly 811,250 Shares. As a director of the Radoff Foundation, Mr. Radoff may be deemed to beneficially own the 50,000 Shares owned by the Radoff Foundation.

Percentage: Approximately 6.8%

(b)	1. Sole power to vote or direct vote: 861,250
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 861,250
4. Shared power to dispose or direct the disposition: 0
C.	Mr. Lohner
(a)	As of the date hereof, Mr. Lohner beneficially owns 0 Shares.

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CUSIP No. 53222K205

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

Sudbury has represented to Radoff that it beneficially owns 762,741 Shares. Collectively, Sudbury and Radoff beneficially own 1,623,991 Shares, which represents approximately 12.8% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own. Furthermore, the Reporting Persons expressly disclaim beneficial ownership of the 762,741 Shares beneficially owned by Sudbury.

(c)       There have been no transactions in securities of the Issuer by the Reporting Persons during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Prior to the certification of the results of the Fiscal 2024 Annual Meeting on November 10, 2023, Radoff and Sudbury entered into the Group Agreement, as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Group Agreement, dated November 10, 2023.
99.2	Document Preservation Notice, dated November 13, 2023.
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CUSIP No. 53222K205

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2023

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff Individually and as attorney-in-fact for Michael Lohner

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